UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 131st MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 18, 2021

1.       DATE, TIME AND PLACE: Aos 18 dias do mês de fevereiro de 2021, às 14h00 (horário local São Paulo), exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 46, paragraph 1 of the Internal Regulations of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Companhia”).

2.	CALL AND ATTENDANCE: A call was made in accordance with the Company’s Bylaws, and all members of the Audit and Control Committee (“Committee”) of the Company were present: Mr. José Maria Del Rey Osorio, Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Member of the Board of Directors; and Mr. Julio Esteban Linares Lopez, Member of the Board of Directors. The Director of Finance and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Chief Audit Officer, Ms. Paula Bragança França Mansur; the Internal Audit Director, Mr. Roberto Tezzon; the Inspection Director, Ms. Renata Guida Barison; the Compliance Officer, Ms. Andrea Maria da Silva Mattos; the Director of Accounting and Revenue Forecast, Mr. João Orlando Lima Carneiro; the Company's Senior Manager and Accountant, Mr. Carlos Cesar Mazur; the Senior Accounting Manager, Ms. Flavia Fonte Maciel; the General Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Corporate Affairs, Ms. Carolina Simões Cardoso, as Secretary of the Meeting, in addition to the individually appointed presenters in each of the themes below, whose participation was restricted to the time of appreciation of the respective themes. Also present were representatives from PricewaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sérgio Eduardo Zamora, Mr. Rodrigo Marcatti, Mr. Marcos Martins, Ms. Fernanda Xavier, Ms. Bruna Lins and Ms. Talita Ferreira.

3.       PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Meeting; and Carolina Simões Cardoso – Secretary of the Meeting.

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TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 131st MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 18, 2021

4.       EXPOSITIONS AND RESOLUTIONS: Having examined and debated the matters on the Agenda, the members of the Committee who attended the Meeting deliberated as described below:

4.1. Consideration of the Financial Statements, together with the Opinion from the Independent Auditors and Annual Management Report relative to the fiscal year ended

December 31, 2020: The Director of Accounting and Revenue Forecast, Mr. João Orlando Lima Carneiro, together with the Company's Accountant, Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended on December 31, 2020, clarifying issues related to Financial Statements, having presented the main themes of the Financial Statements. Afterwards, the Investor Relations Director, Mr. Luis Carlos Plaster, made a presentation on the main aspects of the Annual Management Report. The representative of the independent PwC audit, Mr. Sergio Eduardo Zamora, informed that he had no reservations regarding the Financial Statements, having presented the final draft of the Independent Auditors' Report, without reservations, which will be signed on February 19, 2021, without changes to the final draft now presented, after approval of the Financial Statements by the Board of Directors. It was further clarified that the Financial Statements were submitted to the Fiscal Council and will be submitted to the Company's Board of Directors at the meetings of February 18 and 19, 2021, respectively. The members of the Committee, having analyzed such information and hearing the comments of the external and internal auditors, unanimously, will issue a favorable opinion, without reservations, on the date of the next meeting of the Board of Directors, which will be filed at the Company's headquarters, having decided to recommend to the Company's Board of Directors the approval of said documents.

4.2. Appreciation of the Proposal for the Allocation of the Result of the fiscal year ended on December 31, 2020: The Director of Accounting and Revenue Forecast, Mr. João Orlando Lima Carneiro, presented the Management’s Proposal for the Allocation of Net Profits for the

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TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 131st MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 18, 2021

Fiscal Year of 2020. In addition, he clarified that such information was submitted to the Fiscal Council and will be submitted to the Council Directors at the meetings of February 18 and 19, 2021, respectively. It should be noted that the Committee members, having analyzed such information, expressed themselves unanimously in order to issue their favorable opinion, without reservations, on the date of the next meeting of the Board of Directors, which will be filed at the Company's headquarters, having decided recommend to the Company's Board of Directors the approval of said documents.

5.       CLOSING: Since there was no other business to be transacted, the Chairman of the Committee declared that the meeting was closed and these minutes were drawn up. São Paulo, February 18, 2021. Signatures: (aa) José Maria Del Rey Osorio - Chairman of the Committee; (aa) Julio Esteban Linares Lopez - Board Member; (aa) Juan Carlos Ros Brugueras - Director; and (aa) Carolina Simões Cardoso - Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 125th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 14, 2020, which was drawn-up in the proper book.

_______________________________ Carolina Simões Cardoso Secretary of the Meeting

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ANNEX

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report for the year ended December 31, 2020 (“2020 Annual Financial Statements”), as well as the Proposed Allocation of Net Income for 2020, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, vote unanimously in favor of the aforesaid documents. Accordingly, they recommend their approval by Telefônica Brasil’s Board of Directors and their submission to the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 19, 2021.

José María Del Rey Osorio

Chairman of the Audit and Control Committee

Julio Esteban Linares Lopez

Member of the Audit and Control Committee

Juan Carlos Ros Brugueras

Member of the Audit and Control Committee

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director